

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 9, 2017

Via E-mail
Jeremy Poirier
Chief Executive Officer
Bearing Lithium Corp.
1400-1111 W Georgia St.
Vancouver, BC
Canada V6E 4G2

> **Re: Bearing Lithium Corp.**
> **Amendment No. 4 to Registration Statement on Form F-4**
> **Filed July 27, 2017**
> **File No. 333-217231**

Dear Mr. Poirier:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2017 letter.

Company Website

1. We note that your press release dated July 13, 2017 and your investor presentation dated July 2017 include exploration targets that include tonnes, grade, and contained products. Our understanding of paragraph 2.3 (2) of National Instrument 43-101 is that exploration targets should only be expressed as ranges of the potential quantity and grade, and not contained products. Please advise.

2. We note that you have updated your mineral resources. Please forward to our engineer, as supplemental information and not as part of your filing, the technical report supporting your JORC mineral resources, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

3. We note that the information on page 9 of your July 2017 investor presentation implies that market capitalization is directly related to resource grade. Tell us how you made this determination. Additionally tell us if you considered other factors with respect to your market comparables such as the size of a resource/reserve or the level of study completed on a property.

4. We note the information on page 10 of your July 2017 investor presentation in which you state that the Maricunga project is the highest grade undeveloped lithium project. Tell us why you have not included other project specific data in your table such as resource quantities.

Amendment No. 4 to Registration Statement on Form F-4

General

5. We note your response to prior comment 1. It appears the settlement agreements are conditioned on "Li3 and the Creditor entering into arrangements satisfactory to the Company in regards to the settlement of the Penalty Payment." It is unclear whether and how this condition affects Bearing's issuance of shares to the creditors. Please advise us of the anticipated terms of Li3's settlement of the Penalty Payment.

Li3's Business page 112

6. We are not familiar with the term estimated/non proven resource. Please advise or revise.

        You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with any engineering related questions. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel and
                                        Mining

cc: William Macdonald, Esq.
    Macdonald Tuskey